                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]
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      Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, an English translation of each of the following documents:

         Exhibit 99.1: a notice of the resolution of the board of directors of the Company regarding the calling of an extraordinary shareholders' meeting, filed with KOSDAQ and the Financial Supervisory Commission of Korea on November 1, 2002;

         Exhibit 99.2: a notice of the closing of the shareholder register, filed with KOSDAQ on November 1, 2002;

         Exhibit 99.3: a notice of the resolution of the board of directors of the Company regarding foreign investment in the Company, filed with KOSDAQ and the Financial Supervisory Commission of Korea on November 1, 2002; and

         Exhibit 99.4: a notice of the resolution of the board of directors of the Company regarding a rights issue, filed with KOSDAQ and the Financial Supervisory Commission of Korea on November 1, 2002.
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              HANARO TELECOM, INC.



Date: November 4, 2002                        By:     /s/ Kyu June Hwang
                                                  ------------------------------
                                                    Name:  Kyu June Hwang
                                                    Title: Managing Director
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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------
99.1              a notice of the resolution of the board of directors of the
                  Company regarding the calling of an extraordinary
                  shareholders' meeting, dated November 1, 2002.

99.2              a notice of the closing of the shareholder register, dated
                  November 1, 2002.

99.3 a notice of the resolution of the board of directors of the Company regarding foreign investment in the Company, dated
                  November 1, 2002.

99.4 a notice of the resolution of the board of directors of the Company regarding a rights issue, dated November 1, 2002.